Exhibit 99.1

AMTD World Media And Entertainment Group Embraces Full Independent Board Structure, Ready For Its 2.0 Stage Of Development And Growth In The Global Domain

PARIS—(BUSINESS WIRE)—AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA”) and AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital”, and together with AMTD Group and AMTD IDEA as “AMTD”), announced the following new appointments for existing and/or new members of the boards of AMTD IDEA, AMTD Digital and AMTD World Media and Entertainment Group (“AMTD WME”), a joint venture among AMTD Group.

AMTD IDEA and AMTD WME: Mr. Jazz Li has been appointed as an independent director of AMTD IDEA and AMTD WME. Jazz is a cultural entrepreneur and a leader in the movement to transcend the boundaries of fine art and entertainment, realizing the potential synergies between fine art, culture, and mass media. Jazz has crafted celebrity-curated fine art exhibitions, which have achieved critical reception not just from the fine art world but also from general audiences — working closely with fine art celebrity curators such as the King of Mandopop Jay Chou. Jazz studied economics at the London School of Economics and graduated in 2004. The appointment of Jazz, an art and entertainment industry expert, further strengthens the diversity of the Boards,. Jazz’s extensive experience in the art and entertainment industry will help the Boards to provide strategic guidance on the future developments of the art and media industry businesses of AMTD IDEA and AMTD WME.

AMTD Digital and AMTD WME: Ms. Joanne Shoveller has been designated as the Co-Chair of the Board of AMTD Digital, as well as the Chair of the Board of AMTD WME. Under the leadership of Group Chairman Dr. Calvin Choi, AMTD has always been a great supporter of women’s leadership. By inclusion of women leaders into the Boards and management teams, we embrace a diverse workforce and support a diversity of our global leadership.

AMTD WME has adopted and upheld the highest level of global corporate governance standards through an entirely independent Board membership structure. Under the joint efforts of the founding shareholders, including AMTD Group, AMTD IDEA and AMTD Digital, AMTD WME has now been developed as a standalone business group for cultural development, media and entertainment businesses with global outreach and exposures in over 33 countries. Upon the appointment of the new Chairwoman, the establishment of an entirely independent Board structure is now complete. AMTD WME is now ready to expand into its 2.0 stage, and further excel and shine through its worldwide network and well established business platform.

In addition, Dr. Timothy Tong, an independent director of AMTD IDEA and the Chairman of AMTD Digital, has been appointed today by the Hong Kong SAR Government through the Secretary for Education, Dr Choi Yuk-lin, as the Chairman of the Research Grants Council (RGC) for a term of three years with effect from March 1, 2024. According to the announcement, the RGC advises the Hong Kong SAR Government, through the University Grants Committee, on the needs of Hong Kong’s higher education institutions in terms of academic research and on the distribution of funding for academic research projects undertaken by academic staff of higher education institutions. The RGC manages a variety of research funding programmes, including the General Research Fund, the Early Career Scheme, the Collaborative Research Fund, the Research Impact Fund, the Theme-based Research Scheme, the Areas of Excellence Scheme, the Strategic Topics Grant and various joint research schemes. The RGC has set up committees and subject panels to assess research bids in various disciplines. It also manages a number of fellowship schemes, such as the Hong Kong PhD Fellowship Scheme and the RGC Postdoctoral Fellowship Scheme.

About AMTD Group

AMTD Group is a conglomerate with core business portfolio to span across financial services, digital solutions, media and entertainment, education and training, and premium assets.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About AMTD World Media and Entertainment Group

AMTD World Media and Entertainment Group, jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment , and cultural affairs worldwide. AMTD WME comprises L’OFFICIEL, The Art Newspaper, DigFin, ValueChampion, movie and entertainment projects (including 拆彈專家 2、掃毒 3、東方華爾街、無名指 etc.), and L’OFFICIEL Coffee, collectively a diversified media and entertainment portfolio of businesses.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group and AMTD Digital Inc. do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com